1. Name and Address of Reporting Person
   Vagnini, Michael F.
   199 Benson Road
   Middlebury, CT 06749
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crompton Corporation
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Corporate Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               2023           D
Common Stock                    12/31/2002            J <F1>    815.204     A   $0.0000    2469.373       I           ESOP TRUST
Common Stock                    12/31/2002            J <F2>    7.1305      A   $0.0000    23.2245        I           DRIP
Common Stock                    12/31/2002            J <F3>    1046        A   $0.0000    34714          I           LTIP Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
NQ Stock    $7.25                                                     10/22/2012 Common                      7132    D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $7.92                                                     11/22/2011 Common                      10000   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $8.1562                                                   11/30/2010 Common                      20000   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $8.343                                                    11/19/2009 Common                      40473   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $14.3438                                                  11/14/2008 Common                      727     D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $7.25                                                     10/22/2012 Common                      12868   D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $7.92                                                     10/23/2011 Common                      10000   D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $8.343                                                    10/19/2009 Common                      9527    D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $14.3438                                                  10/14/2008 Common                      7273    D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $16.875                                                   11/16/2006 Common                      5000    D
Option                                                                           Stock
(Right to
Buy)
ISO Stock   $26.4063                                                  11/07/2007 Common                      5000    D
Option                                                                           Stock
(Right to
Buy)
NQ Rights   $11.7469                                                  12/16/2003 Common                      2874    D
Option                                                                           Stock

Explanation of Responses:

<F1>
These shares were acquired during the fiscal year pursuant to the Registrant's ESOP Plan and through reinvestment of dividends paid on the shares in this fund.
<F2>
These shares were acquired during the fiscal year pursuant to the Registrant's Dividend Reinvestment Plan and through the reinvestment of dividends paid on the shares in this fund.
<F3>
These shares were acquired during the fiscal year pursuant to the Long Term Incentive Plan and through reinvestment of dividends paid on the shares in this fund.

SIGNATURE OF REPORTING PERSON
/s/ Michael F. Vagnini

DATE
01/22/2003